UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: 2024 Dividend Dates	2

TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
The Annual General Shareholders’ Meeting of the Company, at its meeting held today, has agreed the distribution of a dividend in cash charged to unrestricted reserves, by means of a payment of a fixed gross amount of 0.30 euros during 2024 payable in two tranches, for each existing Company share and carrying entitlement to this distribution on the following dates:

-The first payment in cash of a gross amount of 0.15 euros per share will be on June 20, 2024.
-The second payment in cash of a gross amount of 0.15 euros per share will be on December 19, 2024.

The required withholdings will be made on said gross amounts in accordance with the applicable regulations. The relevant dates of these payments in the Spanish securities market will be:

	JUNE PAYMENT	DECEMBER PAYMENT
The last trading date on which the security is traded with dividend rights (last trading date)	June 17, 2024	December 16, 2024
The date from which the security is traded on the market without dividend rights (ex date)	June 18, 2024	December 17, 2024
Date of determination of the holders to be used for payment of the dividend (record date)	June 19, 2024	December 18, 2024
Date on which the dividend is paid (payment date)	June 20, 2024	December 19, 2024

Madrid, April 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 12, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors